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City Mortgage Services

     Management's Assertion on Compliance with Minimum Servicing Standards Set
        Forth in the Uniform Single Attestation Program for Mortgage Bankers

Report of Management

We, as members of management of City Mortgage Services (CMS), a division of City National Bank of West Virginia, are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of CMS's compliance with the minimum servicing standards as set forth in the USAP as of December 31, 1998 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 1998, CMS complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for this same period, CMS through City Holding Company, the parent of City National Bank of West Virginia, had in effect a fidelity bond and errors and omissions policy in the amounts of $10 million and $1 million, respectively, for the period January 1, 1998 through December 15, 1998 and $10 million and $5 million, respectively, for the period December 16, 1998 through December 31, 1998.

March 5, 1999

David J. Vida Jr.
President

A.    Lawrence Crimmins Jr.
Executive Vice President - CFO

City Mortgage Services
A Division of City National Bank
25 Gatewater Road
Cross  Lanes
West  Virginia  25313
P.O.  Box  7520,
Charleston,  West Virginia 25356-7520
telephone (304) 776-8800
facsimile (304) 776-8820